Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2019 and 2018

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	June 30, 2019 (Unaudited)		December 31, 2018 (Audited)		June 30, 2018 (Unaudited)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents	$36,551	7	$27,645	6	$43,844	9
Financial assets at fair value through profit or loss	3	—	—	—	277	—
Hedging financial assets	2	—	1	—	—	—
Contract assets	4,667	1	4,869	1	5,233	1
Trade notes and accounts receivable, net	27,704	6	30,076	7	29,224	6
Receivables from related parties	22	—	24	—	31	—
Inventories	15,257	3	15,121	3	11,938	2
Prepayments	4,938	1	1,873	—	5,689	1
Other current monetary assets	18,684	4	9,504	2	6,619	1
Other current assets	2,634	1	2,576	1	3,677	1

Total current assets	110,462	23	91,689	20	106,532	21

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	508	—	517	—	—	—
Financial assets at fair value through other comprehensive income	6,649	1	6,933	1	7,052	1
Investments accounted for using equity method	2,829	1	2,732	1	2,353	1
Contract assets	2,406	—	2,344	—	2,562	1
Property, plant and equipment	283,594	58	288,914	62	285,685	60
Right-of-use assets	11,530	2	—	—	—	—
Investment properties	8,272	2	8,287	2	8,043	2
Intangible assets	48,934	10	50,944	11	52,805	11
Deferred income tax assets	3,546	1	3,554	1	3,269	1
Incremental costs of obtaining contracts	1,010	—	1,335	—	1,841	—
Net defined benefit assets	966	—	1,164	—	1,184	—
Prepayments	2,844	1	3,463	1	3,375	1
Other noncurrent assets	5,709	1	5,180	1	5,372	1

Total noncurrent assets	378,797	77	375,367	80	373,541	79

TOTAL	$489,259	100	$467,056	100	$480,073	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	$95	—	$100	—	$80	—
Financial liabilities at fair value through profit or loss	1	—	1	—	—	—
Hedging financial liabilities	—	—	—	—	—	—
Contract liabilities	14,724	3	10,688	2	9,735	2
Trade notes and accounts payable	15,321	3	20,465	5	17,115	4
Payables to related parties	399	—	918	—	425	—
Current tax liabilities	5,232	1	6,221	1	5,575	1
Lease liabilities	3,393	1	—	—	—	—
Dividends payables	34,746	7	—	—	37,205	8
Other payables	20,990	5	23,315	5	22,892	5
Provisions	145	—	128	—	105	—
Other current liabilities	998	—	1,382	—	1,298	—

Total current liabilities	96,044	20	63,218	13	94,430	20

NONCURRENT LIABILITIES
Contract liabilities	6,370	2	2,595	1	2,360	1
Long-term loans	1,600	—	1,600	—	1,600	—
Deferred income taxes liabilities	1,955	—	1,992	—	2,040	—
Provisions	83	—	79	—	81	—
Lease liabilities	6,341	1	—	—	—	—
Customers’ deposits	4,647	1	4,716	1	4,627	1
Net defined benefit liabilities	3,613	1	3,534	1	2,036	—
Other noncurrent liabilities	1,447	—	4,793	1	4,726	1

Total noncurrent liabilities	26,056	5	19,309	4	17,470	3

Total liabilities	122,100	25	82,527	17	111,900	23

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	16	77,574	17	77,574	16

Additional paid-in capital	149,761	30	149,762	32	149,455	31

Retained earnings
Legal reserve	77,574	16	77,574	17	77,574	16
Special reserve	2,676	1	2,676	1	2,676	1
Unappropriated earnings	49,802	10	66,626	14	51,503	11

Total retained earnings	130,052	27	146,876	32	131,753	28

Other adjustments	226	—	460	—	80	—

Total equity attributable to stockholders of the parent	357,613	73	374,672	81	358,862	75
NONCONTROLLING INTERESTS	9,546	2	9,857	2	9,311	2

Total equity	367,159	75	384,529	83	368,173	77

TOTAL	$489,259	100	$467,056	100	$480,073	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2019		2018		2019		2018
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$50,108	100	$53,659	100	$101,439	100	$107,291	100
OPERATING COSTS	32,267	64	33,193	62	65,748	65	67,643	63

GROSS PROFIT	17,841	36	20,466	38	35,691	35	39,648	37

OPERATING EXPENSES
Marketing	5,483	11	5,955	11	10,891	11	11,608	10
General and administrative	1,141	2	1,168	2	2,312	2	2,359	2
Research and development	954	2	910	2	1,875	1	1,835	2
Expected credit loss (reversal of credit loss)	(46)	—	370	1	(102)	—	768	1

Total operating expenses	7,532	15	8,403	16	14,976	14	16,570	15

OTHER INCOME AND EXPENSES	(5)	—	(9)	—	(9)	—	(81)	—

INCOME FROM OPERATIONS	10,304	21	12,054	22	20,706	21	22,997	22

NON-OPERATING INCOME AND EXPENSES
Interest income	77	—	59	—	130	—	98	—
Other income	279	1	301	1	335	—	357	—
Other gains and losses	116	—	12	—	97	—	(21)	—
Interest expenses	(26)	—	(5)	—	(52)	—	(9)	—
Share of profits of associates accounted for using equity method	148	—	127	—	225	—	207	—

Total non-operating income and expenses	594	1	494	1	735	—	632	—

INCOME BEFORE INCOME TAX	10,898	22	12,548	23	21,441	21	23,629	22
INCOME TAX EXPENSE (BENEFIT)	628	2	(965)	(2)	3,080	3	1,593	1

NET INCOME	10,270	20	13,513	25	18,361	18	22,036	21

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(124)	—	(453)	—	(283)	—	(687)	—
Gain or loss on hedging instruments subject to basis adjustment	5	—	—	—	1	—	1	—
Income tax benefit relating to items that will not be reclassified to profit or loss	—	—	—	—	—	—	207	—

	(119)	—	(453)	—	(282)	—	(479)	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	39	—	119	—	63	—	67	—
Share of exchange differences arising from the translation of the foreign operations of associates	—	—	1	—	—	—	2	—

	39	—	120	—	63	—	69	—

Total other comprehensive loss, net of income tax	(80)	—	(333)	(1)	(219)	—	(410)	—

TOTAL COMPREHENSIVE INCOME	10,190	20	13,180	24	18,142	18	21,626	21

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2019		2018		2019		2018
	Amount	%	Amount	%	Amount	%	Amount	%
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,044	20	$13,204	25	$17,973	18	$21,471	20
Noncontrolling interests	226	—	309	—	388	—	565	1

	$10,270	20	$13,513	25	$18,361	18	$22,036	21

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,961	20	$12,867	24	$17,739	18	$21,049	20
Noncontrolling interests	229	—	313	—	403	—	577	1

	$10,190	20	$13,180	24	$18,142	18	$21,626	21

EARNINGS PER SHARE
Basic	$1.29		$1.70		$2.32		$2.77

Diluted	$1.29		$1.70		$2.31		$2.76

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent

							Other Adjustments

			Retained Earnings				Exchange Differences Arising from the	Unrealized Gain	Gain on Hedging Instruments		Total Equity Attributable to Stockholders of the Parent

	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Translation of the Foreign Operations	or Loss on Financial Assets at FVOCI		Total Other Adjustments		Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2018	$77,574	$148,091	$77,574	$2,681	$54,633	$134,888	$(174)	$—	$—	$383	$360,936	$8,474	$369,410
Effect of retrospective application	—	—	—	—	12,393	12,393	—	883	(1)	325	12,718	(4)	12,714

BALANCE, JANUARY 1, 2018 AS ADUJUSTED	77,574	148,091	77,574	2,681	67,026	147,281	(174)	883	(1)	708	373,654	8,470	382,124
Appropriation of 2017 earnings
Reversal of special reserve	—	—	—	(5)	5	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(37,205)	(37,205)	—	—	—	—	(37,205)	—	(37,205)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(958)	(958)
Partial disposal of interests in subsidiaries	—	521	—	—	—	—	—	—	—	—	521	206	727
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	777	—	—	—	—	—	—	—	—	777	700	1,477
Net income for the six months ended June 30, 2018	—	—	—	—	21,471	21,471	—	—	—	—	21,471	565	22,036
Other comprehensive income (loss) for the six months ended June 30, 2018	—	—	—	—	206	206	62	(691)	1	(628)	(422)	12	(410)

Total comprehensive income (loss) for the six months ended June 30, 2018	—	—	—	—	21,677	21,677	62	(691)	1	(628)	21,049	577	21,626

Share-based payment transactions of subsidiaries	—	12	—	—	—	—	—	—	—	—	12	38	50
Net increase in noncontrolling interests	—	54	—	—	—	—	—	—	—	—	54	278	332

BALANCE, JUNE 30, 2018	$77,574	$149,455	$77,574	$2,676	$51,503	$131,753	$(112)	$192	$—	$80	$358,862	$9,311	$368,173

BALANCE, JANUARY 1, 2019	$77,574	$149,762	$77,574	$2,676	$66,626	$146,876	$(79)	$538	$1	$460	$374,672	$9,857	$384,529
Effect of retrospective application (Note 2)	—	—	—	—	(51)	(51)	—	—	—	—	(51)	(20)	(71)

BALANCE, JANUARY 1, 2019 AS ADUJUSTED	77,574	149,762	77,574	2,676	66,575	146,825	(79)	538	1	460	374,621	9,837	384,458
Appropriation of 2018 earnings Cash dividends distributed by Chunghwa	—	—	—	—	(34,746)	(34,746)	—	—	—	—	(34,746)	—	(34,746)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)
Net income for the six months ended June 30, 2019	—	—	—	—	17,973	17,973	—	—	—	—	17,973	388	18,361
Other comprehensive income (loss) for the six months ended June 30, 2019	—	—	—	—	—	—	41	(276)	1	(234)	(234)	15	(219)

Total comprehensive income (loss) for the six months ended June 30, 2019	—	—	—	—	17,973	17,973	41	(276)	1	(234)	17,739	403	18,142

Share-based payment transactions of subsidiaries	—	(1)	—	—	—	—	—	—	—	—	(1)	16	15

BALANCE, JUNE 30, 2019	$77,574	$149,761	$77,574	$2,676	$49,802	$130,052	$(38)	$262	$2	$226	$357,613	$9,546	$367,159

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$21,441	$23,629
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	15,432	13,759
Amortization	2,129	2,175
Amortization of incremental costs of obtaining contracts	691	1,098
Expected credit loss (reversal of credit loss)	(102)	768
Interest expenses	52	9
Interest income	(130)	(98)
Dividend income	(241)	(231)
Compensation cost of share-based payment transactions	1	16
Share of profits of associates accounted for using equity method	(225)	(207)
Loss on disposal of property, plant and equipment	9	30
Loss on disposal of intangible assets	—	—
Gain on disposal of financial instruments	—	(6)
Loss (gain) on disposal of investments accounted for using equity method	(151)	—
Provision for inventory and obsolescence	241	36
Impairment loss on intangible assets	—	51
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	6	—
Others	8	(3)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets mandatorily measured at fair value through profit or loss	—	(219)
Contract assets	140	2,187
Trade notes and accounts receivable	2,464	1,978
Receivables from related parties	2	19
Inventories	(377)	(3,267)
Prepayments	(3,104)	(3,310)
Other current monetary assets	(1,033)	(244)
Other current assets	(58)	(1,362)
Incremental cost of obtaining contracts	(366)	(465)
Increase (decrease) in:
Contract liabilities	4,114	1,465
Trade notes and accounts payable	(5,144)	(2,283)
Payables to related parties	(519)	(259)
Other payables	(2,127)	(2,578)
Provisions	22	6
Other operating liabilities	(154)	240
Net defined benefit plans	277	(1,838)

Cash generated from operations	33,298	31,096

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2019	2018
Interest paid	$(51)	$(9)
Income tax paid	(4,073)	(6,639)

Net cash provided by operating activities	29,174	24,448

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	—	(200)
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(12,308)	(3,229)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	4,654	2,750
Proceeds from disposal of investments accounted for using equity method	32	3
Proceeds from capital reduction of investments accounted for using equity method	—	19
Acquisition of property, plant and equipment	(10,315)	(11,214)
Proceeds from disposal of property, plant and equipment	24	24
Acquisition of intangible assets	(119)	(147)
Acquisition of investment properties	—	(5)
Increase in other noncurrent assets	(504)	(28)
Interest received	125	93
Cash dividends received	18	—

Net cash used in investing activities	(18,393)	(11,934)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	305	210
Repayment of short-term loans	(310)	(200)
Decrease in customers’ deposits	(85)	(45)
Payments for the principal of lease liabilities	(1,962)	—
Increase in other noncurrent liabilities	137	102
Partial disposal of interests in subsidiaries without losing control	—	594
Change in other noncontrolling interests	14	1,842

Net cash provided by (used in) financing activities	(1,901)	2,503

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	26	2

NET INCREASE IN CASH AND CASH EQUIVALENTS	8,906	15,019
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	27,645	28,825

CASH AND CASH EQUIVALENTS, END OF PERIOD	$36,551	$43,844

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2019 and 2018

(In Millions of New Taiwan Dollars)

(Unaudited)

1.	STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of June 30, 2019 and 2018, the related consolidated statements of comprehensive income for the three months ended June 30, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the six months ended June 30, 2019 and 2018 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.

2.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

Except for the effect of application of IFRS 16 discussed below, the application of other new, revised or amended standards and interpretations effective from January 1, 2019 does not have material impact on the Company’s consolidated financial statements.

IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for identifying leases and accounting treatments for lessors and lessees. It supersedes IAS 17 “Lease”, IFRIC 4 - Determining Whether an Arrangement Contains a Lease and a number of related interpretations.

The Company reassessed whether a contract is, or contains, a lease in accordance with the definition of a lease under IFRS 16. Some contracts previously identified as containing a lease under IAS 17 and IFRIC 4 do not meet the definition of a lease under IFRS 16 and are accounted for in accordance with other accounting standards because the Company does not have the right to direct the use of the identified assets. Contracts that are reassessed as leases or containing a lease are accounted for in accordance with the transitional provisions under IFRS 16.

If the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for those whose payments for low-value assets are recognized as expenses on a straight-line basis. On the consolidated statements of comprehensive income, the Company presents the depreciation expense charged on the right-of-use asset separately from the interest expense accrued on lease liability using the effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities. Before the application of IFRS 16, payments under operating lease contracts were recognized as expenses on a straight-line basis. Prepaid lease payments for use rights of leased assets were recognized as prepaid rents. Cash flows for operating leases were classified within operating activities on the statements of cash flows.

The Company did not make any adjustments for leases in which the Company is a lessor and accounts for those leases with the application of IFRS 16 starting from January 1, 2019.

The Company applied IFRS 16 retrospectively with the cumulative effect of the initial application of IFRS 16 recognized in retained earnings on January 1, 2019. Comparative financial information is not restated.

Lease liabilities are recognized on January 1, 2019 for leases previously classified as operating leases under IAS 17 and measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019. Right-of-use assets are measured at the present value discounted using the aforementioned incremental borrowing rate as if IFRS 16 had been applied since the commencement date of leases. The Company applies IAS 36 for assessing impairment of right-of-use assets.

The lessee’s weighted average incremental borrowing rate applied to lease liabilities recognized on January 1, 2019 is 0.85%. The difference between the (1) lease liabilities recognized and (2) future aggregate minimum lease payments of non-cancellable operating lease disclosed under IAS 17 on December 31, 2018 is explained as follows:

The future aggregate minimum lease payments of non-cancellable operating lease on December 31, 2018	$10,558
Less: Recognition exemption for leases of low-value assets	(3)

Undiscounted amount on January 1, 2019	$10,555

Discounted amount using the incremental borrowing rate on January 1, 2019	$10,340
Add: Adjustments as a result of a different treatment of extension options	—

Lease liabilities recognized on January 1, 2019	$10,340

The impact on assets, liabilities and equity as of January 1, 2019 from the initial application of IFRS 16 is set out as follows:

	Carrying Amount as of January 1, 2019	Adjustments Arising from Initial Application of IFRS 16	Adjusted Carrying Amount as of January 1, 2019
	NT$	NT$	NT$
		(In Millions)
Prepayments - current	$1,873	$(245)	$1,628

Property, plant and equipment	$288,914	(1,309)	$287,605

Right-of-use assets	$—	12,163	$12,163

Deferred income tax assets	$3,554	26	$3,580

Prepayments - noncurrent	$3,463	(414)	$3,049

Total effect on assets		$10,221

Contract liabilities - current	$10,688	$214	$10,902

Lease liabilities - current	$—	3,394	$3,394

Other payables	$23,315	(48)	$23,267

Other current liabilities	$1,382	(214)	$1,168

Contract liabilities - noncurrent	$2,595	3,483	$6,078

Deferred income tax liabilities	$1,992	—	$1,992

Lease liabilities - noncurrent	$—	6,946	$6,946

Other noncurrent liabilities	$4,793	(3,483)	$1,310

Total effect on liabilities		$10,292

(Continued)

	Carrying Amount as of January 1, 2019	Adjustments Arising from Initial Application of IFRS 16	Adjusted Carrying Amount as of January 1, 2019
	NT$	NT$	NT$
		(In Millions)
Unappropriated earnings	$66,626	$(51)	$66,575

Noncontrolling interests	$9,857	(20)	$9,837

Total effect on equity		$(71)

(Concluded)